Mail Stop 3561

December 31, 2007

Mr. Peter P. Smetek, Jr.
Chief Executive Officer
Larrea Biosciences Corporation
1628 Marshall
Houston, TX 77006

> **Re: Larrea Biosciences Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **April 30, 2005**

Dear Mr. Smetek:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services